Exhibit 99.1

AuRico Gold Provides an Update on the 2012 El Chanate Exploration Program

Toronto: October 22, 2012: AuRico Gold Inc. (TSX:AUQ) (NYSE: AUQ), (“AuRico” or “the Company”) is pleased to provide an update on its exploration program at the El Chanate mine located in Sonora, Mexico.

The 2012 exploration program has identified two new discoveries that are directly on trend of the open pit as well as the extension of the previously identified North West zone located approximately 50 metres northwest of the open pit. The newly discovered Rono zone is approximately 600 metres northwest of the open pit and the Loma Prieta zone is approximately 1.2 kilometres southeast from the ultimate pit boundary.

El Chanate Mine (looking south)

One diamond drill and one reverse circulation drill have been operating on the property since the second quarter of the year with 13 core holes (4,966 metres) and 103 reverse circulation holes (19,605 metres) having been completed to date. At the North West zone, five drill holes, over a 300 metre strike length, intersected intervals of 6 to 27 metres down hole with grades comparable to material currently being mined in the main open pit (reserve grade 0.65 g/t Au and resource grade of 0.42 g/t Au) as shown in the table below. Given that the boundary of this zone is within 50 metres of the ultimate El Chanate open pit outline, there is a high probability that additional drilling could upgrade confidence in the mineralization and convert it into mineral resources.

Drilling Highlights

Hole ID	From (m)	To (m)	Length (m)	Grade Au g/t
North West Zone
CHCI-731	183.0	192.0	9.0	0.31
	210.0	217.5	7.5	0.26
CHCI-732	55.5	82.5	27.0	0.45
CHCI-733	24.0	34.5	10.5	0.91
CHCI-734	133.5	141.0	7.5	1.51
CHCI-735	97.5	103.5	6.0	2.07
CHCI-749	7.5	21.0	13.5	0.19
Rono
CHCI-740	76.5	135.0	58.5	0.27
CHCI-741	114.0	166.5	52.5	0.34
Loma Prieta
CHCI-705	46.5	54.0	7.5	0.92
CHCI-716	52.5	64.5	12.0	8.35
CHCI-717	58.5	66.0	7.5	3.60
	88.5	93.0	4.5	6.52
CHCI-725	61.5	75.0	13.5	1.70
CHCI-727	48.0	54.0	6.0	4.52
CHCI-747	64.5	70.5	6.0	2.10

The Rono discovery is in the area of an historic working, six hundred metres northwest of the El Chanate ultimate pit outline. Hole CHCI-741 intersected 52.5 metres of 0.34 g/t gold including 24 metres of 0.49 g/t gold and 12 metres of 0.37 g/t gold. A second hole CHCI 740,120 metres along strike, intersected 0.27 g/t gold over 58.5 metres. This zone is open along strike in both directions.

“Rono” Area RC Holes Location

A third zone of mineralization (“Loma Prieta”) has been discovered approximately 1.2 kilometers southeast of the ultimate pit. Six holes (CHCI-705, 716, 717, 725, 727 and 747) intersected mineralization at less than 70 metres depth. The zone is somewhat atypical of El Chanate mineralization in that there is a higher grade portion, on occasion in excess of 10 g/t gold, rather than a broad zone of disseminated mineralization. Although the size of this zone is limited by drilling to the northwest and volcanic rocks immediately to the southeast, the discovery is encouraging in that the trend of this mineralization is the same as that of the main El Chanate deposit and is untested for three and a half kilometres along trend on the El Chanate concessions.

“Loma Prieta” Area RC Holes Location

Chris Rockingham, V.P. Exploration commented “This is the first time that AuRico’s exploration program at El Chanate has focused on understanding the potential for extending the open pit mineralization beyond the existing ore body. The new discoveries at El Chanate are directly on trend from the open pit and represent a strong indication of potential resource growth. This year’s exploration program and the success based plan proposed for next year, will continue to focus on follow-up drilling in these areas and beyond, to further evaluate the significant exploration potential at El Chanate.”

Quality Control – Analyses and Sample Location

Details of quality assurance/quality control procedures for sample analysis and drill hole survey methodology are reported in detail in the Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant Technical Reports filed on SEDAR (www.sedar.com) on November 27, 2009 for El Chanate. Gold analyses for the project were performed by an independent, accredited commercial laboratory using standard fire assay procedures with an AA finish. The Company maintains a Quality Assurance – Quality Control program including the insertion of commercial control reference pulps and blanks in all its drill programs, along with a dedicated QA-QC person to monitor results. Sample lengths are not necessarily true widths.

Qualified Persons

The program design, implementation, quality assurance/quality control and interpretation of the results are under the control of AuRico’s geological staff, which includes a number of individuals who are qualified persons as defined under NI 43-101. Christopher Rockingham, P. Geol., V.P. Exploration, is the qualified person responsible for the overall supervision of the program at El Chanate and has reviewed and approved the content of this news release.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America that have significant production growth and exploration potential. Following the divestiture of Ocampo, the Company will be focused on its core operations including the Young-Davidson gold mine in northern Ontario which declared commercial production on September 1st, 2012 and the El Chanate mine in Sonora State.

AuRico’s strong project pipeline also includes advanced development opportunities in Mexico and British Columbia. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Chris Rockingham	Anne Day
Vice President, Exploration and	Vice President, Investor Relations
Business Development	and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647- 260- 8880	1-647-260- 8880

Cautionary Statement

Certain information included in this news release constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold and silver; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, El Chanate and Ocampo mines and may not perform as planned; the ability to realize the perceived benefits from the acquisition of Capital Gold and Northgate and from the divestiture of the Stawell, Fosterville and El Cubo mines; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by, the company; and the ability of the company to successfully integrate acquisitions. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this second quarter report are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

###

Table of Assays

Hole ID	From (m)	To (m)	Length (m)	Grade Au g/t
CHCI-655	92.96	105.16	12.20	1.00
CHCI-657	208.79	222.50	13.71	0.39
CHCI-658	50.29	65.53	15.24	0.23
	112.78	128.02	15.24	0.30
CHCI-659	105.16	111.25	6.09	0.45
	143.26	166.12	22.86	0.42
	202.69	220.98	18.29	0.62
CHCI-660	201.17	220.98	19.81	0.26
CHCI-661	76.20	106.68	30.48	0.73
CHCI-662	129.54	169.16	39.62	0.60
CHCI-663	35.05	53.34	18.29	0.27
	62.48	68.58	6.10	1.08
	106.68	121.92	15.24	0.43
CHCI-664	143.26	152.40	9.14	0.35
CHCI-665	77.72	85.34	7.62	0.43
	143.26	163.06	19.80	0.76
	170.69	187.45	16.76	1.57
CHCI-666	99.06	109.73	10.67	0.63
	249.94	271.27	21.33	0.36
CHCI-667	103.63	124.97	21.34	0.30
	161.54	187.45	25.91	0.22
	208.79	237.74	28.95	0.26
CHCI-668	25.91	88.39	62.48	0.63
CHCI-669	51.82	57.91	6.09	0.51
	65.53	89.92	24.39	0.57
	128.02	143.26	15.24	0.54
CHCI-670	4.57	86.87	82.30	0.82
CHCI-671	140.21	153.92	13.71	0.30
	163.07	187.45	24.38	0.76
	195.07	207.26	12.19	1.26
CHCI-672	0.00	16.76	16.76	1.82
CHCI-673	13.72	24.38	10.66	0.42
	167.64	202.69	35.05	0.22
CHCI-674	94.49	103.63	9.14	0.53
CHCI-676	56.39	67.06	10.67	1.06
	91.44	115.82	24.38	0.73

Hole ID	From (m)	To (m)	Length (m)	Grade Au g/t
CHCI-678	54.86	100.58	45.72	0.66
CHCI-681	152.40	170.69	18.29	0.30
CHCI-682	19.81	128.02	108.21	0.39
	140.21	147.83	7.62	0.82
	176.78	193.55	16.77	0.38
CHCI-683	143.26	173.74	30.48	3.74
CHCI-684	24.38	91.44	67.06	0.58
CHCI-685	9.14	48.77	39.63	0.35
CHCI-686	73.15	105.16	32.01	0.62
	179.83	210.31	30.48	0.60
CHCI-687	1.52	30.48	28.96	0.72
	70.10	94.49	24.39	0.49
CHCI-688	0.00	28.96	28.96	0.46
CHCI-689	3.05	13.72	10.67	0.69
	28.96	36.58	7.62	0.30
	48.77	56.39	7.62	1.10
	67.06	85.34	18.28	0.56
	124.97	137.16	12.19	0.33
CHCI-690	4.57	64.01	59.44	1.37
CHCI-691	36.58	42.67	6.09	0.39
	50.29	109.73	59.44	0.55
CHCI-692	79.25	120.40	41.15	1.51
CHCI-693	138.68	170.69	32.01	0.37
	179.83	190.50	10.67	0.33
	242.32	252.98	10.66	0.31
	265.18	278.89	13.71	0.32
CHCI-694	131.06	147.83	16.77	0.59
CHCI-695	0.00	16.76	16.76	0.51
	21.34	96.01	74.67	0.26
	134.11	173.74	39.63	0.23
CHCI-696	268.22	283.46	15.24	0.69
	295.66	332.23	36.57	0.27
CHCI-697	4.57	44.20	39.63	0.37
	51.82	57.91	6.09	0.71
	64.01	100.58	36.57	0.69
	161.54	179.83	18.29	0.32
CHCI-701	142.50	151.50	9.00	0.72

Hole ID	From (m)	To (m)	Length (m)	Grade Au g/t
CHCI-702	39.00	43.50	4.50	2.36
CHCI-705	46.50	54.00	7.50	0.92
CHCI-714	67.50	75.00	7.50	0.45
CHCI-716	52.50	64.50	12.00	8.35
CHCI-717	58.50	66.00	7.50	3.60
	88.50	93.00	4.50	6.52
CHCI-719	22.50	54.00	31.50	1.69
CHCI-720	3.00	7.50	4.50	1.89
	73.50	90.00	16.50	5.96
	157.50	180.00	22.50	0.83
CHCI-725	61.50	75.00	13.50	1.70
CHCI-727	48.00	54.00	6.00	4.52
CHCI-730	99.00	105.00	6.00	1.21
CHCI-731	183.00	192.00	9.00	0.31
	210.00	217.50	7.50	0.26
CHCI-732	55.50	82.50	27.00	0.45
CHCI-733	24.00	34.50	10.50	0.91
CHCI-734	133.50	141.00	7.50	1.51
CHCI-735	97.50	103.50	6.00	2.07
CHCI-740	76.50	135.00	58.50	0.27
CHCI-741	114.00	166.50	52.50	0.34
CHCI-744	75.00	79.50	4.50	1.06
CHCI-747	64.50	70.50	6.00	2.10
CHCI-749	7.50	21.00	13.50	0.19
CHCI-750
CHCI-751
CHCI-752
CHCI-753
CHCI-754	ASSAYS PENDING
CHCI-755
CHCI-756
CHCI-757
CHCI-758
Holes not included in this table have no significant assay values

Table of Drill Collar Coordinates

HID	EAST	NORTH	ELEVATION	AZ	DIP	DEPTH	SECTION
CHCI-655	412104.70	3407769.79	419.11	33	-75	249.94	30
CHCI-657	412791.05	3407379.35	504.08	0	-90	291.08	4
CHCI-658	411965.15	3407777.26	419.39	33	-65	181.36	34
CHCI-659	412592.23	3407470.43	496.58	0	-90	300.23	11
CHCI-660	412261.64	3407562.71	479.52	33	-80	281.94	22
CHCI-661	412659.07	3407561.58	473.16	33	-65	160.02	11
CHCI-662	412632.81	3407471.54	497.804	33	-65	323.09	10
CHCI-663	411906.808	3407848.32	412.04	0	-90	288.04	37
CHCI-664	411967.009	3407656.52	453.403	0	-90	367.28	32
CHCI-665	412829.221	3407481.45	494.367	33	-65	252.98	5
CHCI-666	412553.986	3407415.59	504.488	0	-90	367.28	11
CHCI-667	411900.086	3407668.9	461.182	33	-70	257.56	34
CHCI-668	412208.103	3407768.321	420.958	33	-55	129.54	27
CHCI-669	412223.013	3407724.076	427.776	33	-70	196.60	26
CHCI-670	412029.106	3407868.153	412.926	0	-90	135.64	34
CHCI-671	412241.524	3407657.106	468.544	33	-60	243.84	24
CHCI-672	412334.789	3407800.782	413.084	0	-90	120.40	24
CHCI-673	411914.311	3407723.030	425.995	0	-90	263.65	35
CHCI-674	412487.627	3407632.511	467.138	33	-70	199.64	17
CHCI-675	411177.324	3407783.901	483.152	33	-60	367.28	56
CHCI-676	412398.010	3407660.704	466.868	33	-60	187.45	20
CHCI-677	412978.078	3407711.373	511.337	213	-60	129.54	5
CHCI-678	412783.439	3407554.184	479.049	0	-90	176.78	7
CHCI-679	411002.022	3407887.763	495.899	33	-60	330.71	63
CHCI-680	412846.408	3407598.037	475.600	0	-90	121.92	6
CHCI-681	412660.851	3407406.366	497.051	33	-70	300.23	8
CHCI-682	412052.143	3407730.595	419.309	0	-90	278.89	31
CHCI-683	412848.205	3407419.488	506.827	0	-90	355.09	3
CHCI-684	412181.131	3407815.557	413.428	0	-90	156.97	29
CHCI-685	412148.546	3407833.132	413.403	33	-55	120.40	30
CHCI-686	412057.866	3407795.597	413.751	0	-90	210.31	32
CHCI-687	411972.645	3407842.266	413.163	33	-60	141.73	35
CHCI-688	412120.567	3407890.438	413.776	0	-90	120.40	32
CHCI-689	411949.136	3407848.818	413.225	33	-65	169.16	36
CHCI-690	412922.862	3407538.217	485.219	33	-55	120.40	3
CHCI-691	412262.761	3407735.984	425.564	33	-60	169.16	25
CHCI-692	412928.640	3407489.003	491.432	33	-60	120.40	2
CHCI-693	411794.572	3407720.849	471.346	0	-90	352.04	38
CHCI-694	412666.345	3407475.055	490.651	0	-90	303.28	9
CHCI-695	411936.743	3407766.147	419.625	0	-90	249.94	35
CHCI-696	412465.850	3407379.035	498.154	33	-75	373.38	13
CHCI-697	411886.586	3407762.556	419.419	0	-90	263.65	36
CHCI-698	411737.59	3407690.57	483.915	33	-75	324.61	29
CHCI-699	413448.59	3407363.44	505.767	20	-60	120.0	65
CHCI-700	413356.40	3407283.00	502.318	20	-60	219.0	68
CHCI-701	413424.823	3407216.27	502.25	0	-90	178.5	64
CHCI-702	413546.237	3407269.76	505.957	20	-60	156.0	60
CHCI-703	413551.067	3407200.16	503.99	0	-90	237.0	59
CHCI-704	413698.071	3407176.21	502.041	20	-60	175.5	54
CHCI-705	413857.404	3407082.76	497.755	20	-60	222.0	48
CHCI-706	413390.468	3407523.05	507.242	0	-90	291.0	69

HID	EAST	NORTH	ELEVATION	AZ	DIP	DEPTH	SECTION
CHCI-707	413596.195	3407951.17	526.755	0	-90	189.0	67
CHCI-708	413836.963	3407731.36	539.176	0	-90	288.0	56
CHCI-709	413825.574	3407351.98	503.961	0	-90	300.0	52
CHCI-710	414193.757	3407399.04	519.873	0	-90	228.0	40
CHCI-711	413513.557	3407276.75	504.171	20	-60	81.0	63
CHCI-712	413497.838	3407226.77	504.027	20	-60	150.0	63
CHCI-713	413444.276	3407247.83	503.352	20	-60	150.0	65
CHCI-714	413426.826	3407372.89	505.506	20	-60	102.0	67
CHCI-715	413833.615	3407092.43	497.752	20	-60	60.0	51
CHCI-716	413890.404	3407071.31	497.286	20	-60	102.0	49
CHCI-717	413845.793	3407045.39	496.407	20	-65	102.0	50
CHCI-718	413289.967	3407449.86	503.037	20	-60	70.5	72
CHCI-719	413191.463	3407504.63	486.475	20	-55	120.0	76
CHCI-720	413019.414	3407469.25	479.336	20	-65	180.0	81
CHCI-721	411156.131	3407043.45	479.642	0	-90	159.0	44
CHCI-722	411438.132	3406889.97	466.382	0	-90	183.0	33
CHCI-723	410827.753	3406784.11	497.273	0	-90	177.0	48
CHCI-724	411287.467	3406536.34	466.324	0	-90	172.5	31
CHCI-725	413877.387	3407042.43	496.211	20	-60	120.0	49
CHCI-726	413915.919	3407061.05	497.415	20	-60	90.0	48
CHCI-727	413901.317	3407100.09	498.078	20	-60	66.0	49
CHCI-728	414115.349	3407074.23	510.797	20	-60	162.0	42
CHCI-729	413784.583	3407104.56	496.884	20	-60	102.0	53
CHCI-730	413385.125	3407346.46	503.684	20	-60	141.0	68
CHCI-731	411623.904	3408056.34	488.428	33	-70	222.0	49
CHCI-732	411591.678	3408190.88	489.226	33	-60	132.0	52
CHCI-733	411554.285	3408293.94	490.987	33	-60	102.0	55
CHCI-734	411515.265	3408109.31	485.134	33	-60	213.0	53
CHCI-735	411457.555	3408244.72	491.623	33	-60	159.0	57
CHCI-736	411397.399	3408267	501.342	33	-60	171.0	59
CHCI-737	411289.831	3408374.21	495.588	33	-60	177.0	64
CHCI-738	411336.713	3408342.97	497.373	33	-60	168.0	62
CHCI-739	411291.573	3408425.58	494.807	33	-50	192.0	65
CHCI-740	411259.628	3408276.45	493.261	33	-60	186.0	63
CHCI-741	411161.831	3408351.31	486.697	33	-60	195.0	67
CHCI-742	411289.686	3408045.05	480.215	33	-90	201.0	58
CHCI-743	414023.799	3407006.4	519.238	20	-60	141.0	44
CHCI-744	413961.471	3407012.55	507.525	20	-60	159.0	46
CHCI-745	413888.855	3406990.81	497.737	20	-60	150.0	48
CHCI-746	413823.1	3406983.26	493.577	20	-65	201.0	50
CHCI-747	413818.184	3407051.74	496.11	20	-65	120.0	51
CHCI-748	413522.356	3407204.83	503.726	20	-60	126.0	64
CHCI-749	411656.073	3408174.51	492.183	33	-45	120.0	50
CHCI-750	411621.74	3408169.96	491.196	33	-60	153.0	51
CHCI-751	411636.558	3408245.15	489.834	33	-60	111.0	52
CHCI-752	411565.683	3408198.56	487.246	33	-60	150.0	53
CHCI-753	411576.002	3408265.31	491.335	33	-60	114.0	54
CHCI-754	411515.753	3408274.04	488.935	33	-60	111.0	56
CHCI-755	411519.301	3408232.67	487.292	33	-60	150.0	55
CHCI-756	411493.554	3408305.69	490.43	33	-60	132.0	57
CHCI-757	411201.264	3408412.11	490.422	33	-60	174.0	67
CHCI-758	411185.642	3408337.02	488.962	33	-60	228.0	66